ZODIAC EXPLORATION INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) of the performance, financial condition and future prospects of Zodiac Exploration Inc. (“Zodiac” or “the Company”).  This document should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended September 30, 2010 and December 31, 2009, and notes thereto.  With its head office based in Calgary, Alberta, Canada, Zodiac is primarily engaged in the exploration for, and development of, oil and gas interests in California, USA.  Common shares of the Company are listed on the TSX-Venture under the symbol “ZEX”.

The financial information in this MD&A is derived from the Company’s audited consolidated financial statements.  All amounts are expressed in Canadian dollars unless otherwise indicated and prepared in accordance with US generally accepted accounting principles (“US GAAP”).

PROFILE, STRATEGY, AND MAJOR DEVELOPMENTS

Zodiac Exploration Inc. is in the pre-production stages of its oil and gas exploration and development program on its land holdings in California, USA (San Joaquin Valley, California).  The Company holds varying working interests in approximately 80,000 net acres (including approximately 16,000 net acres pending the closing of an asset acquisition announced November 3, 2010 and described below under Outlook) in the San Joaquin Basin in California.  The primary prospect in California is the Jaguar prospect, which is characterized as naturally fractured, low permeability sandstone, siltstone and shale contained in the Vaqueros and Whepley formations.  Management believes that this acreage position contains a major accumulation of light oil and further believes that through the application of established oilfield drilling, completion and production technologies and methodologies that Zodiac will be able to ultimately prove the productivity of these lands.

On August 19, 2010, Zodiac Exploration Corp. (“Old Zodiac”) entered into an Arrangement Agreement with Peninsula Resources Ltd. (“Peninsula”), and a wholly-owned subsidiary of Peninsula named 1543081 Alberta Ltd., to effect a reverse takeover transaction (“RTO”).  Under the Agreement, Zodiac Exploration Corp amalgamated with 1543081 Alberta Ltd (the continuing corporate entity post-amalgamation was named Zodiac Exploration Corp.).   Peninsula was to be the continuing entity and was renamed Zodiac Exploration Inc.  This transaction was successfully completed on September 28, 2010 and the shares of ZEX began trading on October 6, 2010.

Upon completion of the RTO, Zodiac Exploration Corp. shareholders exchanged their shares in Old Zodiac for shares in Zodiac Exploration Inc. on a 1:1.45 basis.  Existing warrants, performance warrants and stock options of Zodiac Exploration Corp. will remain outstanding until they are exercised, expire, forfeited, or cancelled.  Upon exercise of the warrants, performance warrants, or options they will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares.  Figures shown in this MD&A are shown on an as-converted basis and are generally referred to as equivalent both in terms of number and price.

At September 30, 2010, the Company has not yet achieved profitable operations, has accumulated a deficit of $4,620,395 (2009 - $2,028,896) since its inception, and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early development stages.  As at September 30, 2010, the Company’s cash balance was $58,445,410 (2009 - $1,268,969) primarily resulting from financings during the nine month period.  These available funds are expected to be adequate to fund the Company’s planned 2011 capital expenditures.

On October 15, 2010 the Company announced that it expects to spend $41.8 million on its California assets in fiscal 2011.

The Company changed its fiscal year from December 31 to September 30, effective September 30, 2010.  The change in year end was to reduce the administrative burden on the Company.  As a result, the figures in the consolidated statement of earnings and comprehensive income and consolidated statement of cash flows are for the nine and twelve months ended September 30, 2010 and December 31, 2009, respectively.

To date, the Company has no oil and gas revenues and is considered to be in the development stage as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standard’s Codification (“ASC”) 915.

OUTLOOK

1.

On November 3, 2010 the Company announced that it had entered into an agreement whereon Zodiac shall acquire, through farm-in, a 74.5% working interest in approximately 22,000 acres (the "Assets") located in Kings and Kern Counties in California (the "Acquisition"). Total consideration to be paid by Zodiac for the Assets will be US $8.6 million which will be comprised of US $5.7 million in cash, US $1.9 million in common shares of Zodiac and a US $1 million credit in respect of future cash calls made by Zodiac to the seller. In addition, Zodiac shall be required to pay 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations.  Closing of the transaction is expected to occur on or before January 31, 2011 and remains subject to completion of standard due diligence and the receipt by Zodiac of all required regulatory approvals, including the approval of the TSX Venture Exchange.

2.

Subsequent to the period end, the Board of Directors of the Company approved the acceleration of the release from escrow, of common shares of the Company on which escrow conditions were imposed on the shareholders of Old Zodiac in connection with the acquisition  of Old Zodiac by Peninsula.  Each of the applicable dates for the release from escrow as described in the Company's joint information circular dated August 27, 2010 and letter of transmittal forwarded to shareholders in connection with the RTO Transaction will now be moved ahead by three months such that the final escrow release date will occur on October 5, 2011, subject to further acceleration by the Board of Directors of the Company.

3.

Subsequent to the period end, the Board of Directors of the Company approved a Capital budget for fiscal 2011 of $41.8 million.   The expected breakdown of the budget is as follows: $31.2 million for drilling and completions work; $4.5 million for facilities and pipeline work; $3.4 million for land acquisitions and lease rentals; and $2.8 million for seismic and geology.

4.

The Company is planning to spud its initial evaluation well of the Jaguar prospect in mid December.   The Company is in receipt of all required permits, the drilling rig is contracted and location is currently being built.  The well  is designed to mitigate all known risks, obtain important geological and engineering data in order to improve our knowledge of the play and to be potentially sidetracked in the future.  The current plan is to extract approximately 300 feet of core, obtain a full suite of modern logs and conduct up to four individual completions to production test the well.  The number of tests and the zones tested will be dependent on the data gathered while drilling the well.  The Company will be paying for 100% of the drilling and completion costs of this well which will satisfy the Company’s earning obligations with respect to the Jaguar prospect as described under Capital Expenditures and under note 5 in the financial statements.  Additional wells planned for 2011 are expected to be approximately 64% working interest wells for Zodiac.

5.

Subsequent to the period end, the Board of Directors of the Company approved the issuance of 1,065,000 options.

6.

Subsequent to period end, the equivalent of 31,175,000 warrants (issued in 2008) were exercised, yielding $32,250,000 net to the Company.

7.

Also subsequent to period end, the Company evaluated its activities in the Windsor Basin in Nova Scotia.  Factors the Company considered (among others) were: intent to drill by the Operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results along with activity.  Given that the Operator is no longer allocating meaningful resources to continued evaluation, lack of proved reserves attributable to the property and lack of success to date in finding a joint venture partner to fund a drilling program, the Company has taken a full impairment charge during the quarter ended March 31, 2011 (subsequent to period end).

SELECTED ANNUAL FINANCIAL INFORMATION

	FINANCIAL HIGHLIGHTS
	September 30, 2010 $	December 31, 2009 $	Period of Incorporation, June 12, 2008 to December 31, 2008 $
Interest income	42,369	21,103	133,384
Total assets	80,107,999	17,201,570	17,147,522
Cash flows used in operating activities	(1,665,835)	(1,536,878)	(207,190)
Net loss	(2,591,499)	(1,766,461)	(262,435)
Per share (basic and diluted)	(0.02)	(0.02)	(0.00)
Capital expenditures	5,320,289	7,240,519	7,559,408
General & administrative expenses	1,876,956	1,548,299	389,932

Interest income was generated from interest received on cash held in bank deposits and term deposits obtained throughout the period.  During the nine months ended September 30, 2010, interest revenue increased when compared to the 12 month period ended December 31, 2009, primarily due to higher cash deposits held during the final quarter of 2010.

Total assets at September 30, 2010 were $80,107,999 (December 31, 2009 - $17,201,570).  The significant increase in assets was primarily the result of the equity financings which occurred during the nine months ended September 30, 2010.  Assets are comprised mainly of cash of $58,445,410 and property, plant and equipment of $21,037,414.

During the period, funds used in operating activities increased to $1,665,835, from usage of $1,536,878 as at December 31, 2009. This increase is due to the increase of G&A expenses resulting from the growth of the Company and costs incurred related to the RTO transaction completed in September, 2010.

Net loss for the nine months ended September 30, 2010 was $2,591,499 or $(0.02) per share, compared to a loss of $1,766,461 or $(0.02) during the twelve months ended December 31, 2009. Weighted average share calculations have been restated for comparative periods in accordance with reverse takeover accounting guidance.  For the period ended September 30, 2010, Zodiac expensed $1,876,956 in general and administrative expenses (2009 – $1,548,299), net of capitalized G&A of $737,817 (2009 – $522,488).  The amounts capitalized are directly related to the Company’s drilling, geological and geophysical capital programs, which increased due to activity leading up to the start of drilling operations.  Additionally, G&A expenses increased throughout 2010 primarily as a result of the expanding activities of the Company and consequent increases of technical and financial personnel to undertake and oversee those activities and the costs incurred related to the RTO transaction.

Zodiac uses the Canadian dollar as its functional and reporting currency.  The Company’s US operations are considered integrated.  Accordingly, the Company uses the temporal method of accounting for the foreign currency transactions of its US subsidiaries.  It is anticipated that, as US operations comprise a progressively larger proportion of the Company’s balance sheet and operations, adoption of the US dollar as its reporting currency will occur.

ANNUAL RESULTS OF OPERATIONS

		RESULTS OF OPERATIONS
	September 30, 2010 $	December 31, 2009 $	Period from incorporation June 12, 2008 to December 31, 2008 $
Interest income	42,369	21,103	133,384
General and administrative expenses	1,876,956	1,548,299	389,932
Foreign exchange (gain)/loss	(115,047)	33,435	-
Stock based compensation	813,679	183,462	-
Depletion, depreciation and accretion	33,280	22,368	5,887
Net loss	2,591,499	1,766,461	262,435

During the period, the Company recognized $489,486 of performance warrant compensation expense (included in stock-based compensation) resulting from the issuance of the equivalent of 10,150,000 performance warrants to officers of the Company.  These performance warrants have an equivalent exercise price of $0.21/share, a term of five years, are exercisable into common shares and become exercisable in four equal increments with the initial increment (25%) occurring on September 28, 2010 (the closing of the RTO).  The remaining warrants become exercisable in increments of 25% on each 33% increase in the market price of the common shares, with 100% of the performance warrants exercisable upon a common share price equal to two times the initial liquidity price.  The fair value of the performance warrants will be recognized over the expected life.

Depletion, depreciation and accretion (“DD&A”) expenses during the period ended September 30, 2010 and December 31, 2009 were $33,280 and $22,368, respectively, related to depreciation on fixed assets and, beginning during the quarter ended March 31, 2010, accretion on the asset retirement obligation (“ARO”).  As the Company’s petroleum and natural gas assets have not yet commenced production, no depletion has been recorded. The ARO liability was established during the fourth quarter of 2009 and thus accretion of the liability began during the three months ended March 31, 2010.

CAPITAL EXPENDITURES

The Company’s intention is to fund the acquisition of mineral and surface rights, the initiation of exploration activities including acquisition of seismic data, and the drilling, completion and tie-in of oil and gas wells through equity issues, operating cash flow and eventually borrowing base loans.  A summary of the Company’s Property, Plant and Equipment additions to date are summarized below:

	September 30, 2010 $	December 31, 2009 $
Beginning asset balance	15,721,781	7,559,408
Land and lease rentals additions	1,846,491	5,073,052
Geology and seismic additions	1,297,548	1,474,651
Drilling and completions additions	2,220,785	1,336,336
Asset retirement obligation additions	(12,363)	206,045
Other fixed assets additions	12,344 (49,172)	71,860 (28,255)
Depreciation
Total	21,037,414	15,693,097

Since its inception, the Company’s Property, Plant and Equipment additions have been $21,037,414, net of depreciation (December 31, 2009 - $15,693,097).

During the quarter the Company’s operational focus continued to be on the planning for the drilling of the initial evaluation well in the San Joaquin Basin later this calendar year, the interpretation of the seismic data acquired in the fourth quarter of 2009 and the acquisition of mineral leases in Kings County, California.

On June 8, 2009, the Company acquired the rights, through farm-in, to drill for petroleum and natural gas on approximately 19,700 gross acres (15,750 net) of principally contiguous land in the San Joaquin Basin in California (“California Transaction”). The targeted formation on these lands is the Vaqueros which is characterized as a resource play – the Jaguar prospect. The Company paid US$2.5 million (CDN $2.8 million), issued 2 million Zodiac common shares, committed to pay 100% of a seismic program and drill the initial well on the Jaguar prospect, and agreed to pay 100% of the land lease rentals until the initial well is drilled to earn an 80% interest in these lands.  The earning well must be spud on the Jaguar prospect by January 2011.  The California Transaction also has a secondary component - the Hawk prospect, which is characterized as a conventional prospect.  The Company received an option to drill and pay for 100% of the first exploratory well on the Hawk prospect (to be elected by May 31, 2013) to earn an 80% interest in an approximate additional 4,800 gross acres (3,860 net) on the Hawk prospect.  All of the lands are entirely freehold lands and have varying royalty requirements, which average approximately 20%.  These lands are also subject to an overriding royalty interest that will pay 2.5% before payout and 4% after payout.

The Company’s activities in the Windsor Basin in Nova Scotia were much smaller in 2010 than in 2009, as the operator of the Windsor Basin project focused on the completion and interpretation of the results of a 2D seismic program conducted in the fourth quarter of 2009.

The expenditures during the nine months ended September 30, 2010 primarily relate to planning and preparation for the drilling of the initial well on the Jaguar prospect, acquisition of additional lands in the Company’s focus area of operations in the San Joaquin basin, and continued interpretation of the 3D seismic data which was acquired in the fourth quarter of 2009.

The Company intends to continue its capital program in California in 2011 to advance its early stage projects through exploration activities and eventually to grow production.  The Company has obtained all the required permits, contracted the drilling rig and is currently constructing the drilling location for the first Jaguar well.   The Company anticipates that the first Jaguar well will be spud in mid December, 2010.   The Company will also be designing and engineering the processing and transportation infrastructure needed to achieve sales in late 2011.

LIQUIDITY & CAPITAL RESOURCES

As of September 30, 2010 the Company had positive working capital of $56,912,409 (December 31, 2009 - $824,425). The Company had $58,445,410 in cash, generated through equity financings in 2010. Management believes that through existing cash it will have adequate funding to support the Company’s planned capital expenditure programs for 2011.  Zodiac’s revenue is comprised entirely of interest earned on cash and cash equivalent balances and short-term investments.  Zodiac invests the short-term investments with major Canadian and US financial institutions.  Zodiac has no outstanding bank debt or other interest-bearing indebtedness as at September 30, 2010.

The Company is required to spud a well, which will test the Vaqueros formation, by January 1, 2011 in order to complete its obligations to earn its interest in the Jaguar prospect.  In order for the Company to earn its working interest in the Hawk prospect, it will need to spud a well in that prospect by May 31, 2013.   All earning requirements under the Company’s participation in the Windsor Basin in Nova Scotia have been completed and the operator received confirmation from the Nova Scotia government on December 22, 2009 that the term of license has been extended for 10 years.  Future capital expenditures in Nova Scotia are considered discretionary by the Company.

During the period, the Company terminated its prior office lease for a fee of approximately $20,000. The Company entered into a new operating lease agreement for office space in Calgary, Alberta commencing on May 1, 2010 and ending on February 29, 2012. The annual basic rent obligation is $38,350, payable in monthly instalments of $3,195. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

During the period the Company entered into an operating lease agreement for the lease of office space in Bakersfield, California for two years commencing July 1, 2010 and ending on June 30, 2012. The annual basic rent obligation is $27,490 USD per annum, payable in monthly instalments of $2,291 USD. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

Zodiac assesses its financing requirements and its ability to access equity or debt markets on an ongoing basis.  This assessment considers: the stage and success of the Company’s evaluation activities to date; the continued participation of the Company’s partners in evaluation activities; and financial market conditions.  Currently, Zodiac concludes that it has the financial resources to complete the remainder of its work commitments to earn its working interest in the Jaguar Prospect and fund the remainder of its 2011 capital program.

Zodiac will continue to maintain financial flexibility and monitor its financing requirements along with its ability to access the equity markets.  It is possible that future economic events and global conditions may result in further volatility in the financial markets which could negatively impact Zodiac’s ability to access equity or debt markets in the future.  Any inability to access equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on Zodiac’s financial condition, results of operations and prospects.  Further discussion of these risks may be found in the “Business Risks and Uncertainties” section of the MD&A.

TRANSACTIONS WITH RELATED PARTIES

Related party transactions during the period ended September 30, 2010 not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

a)

Aggregate management fees of $220,000 (2009 – $580,732) were paid to officers of the Company and recorded in the consolidated statement of loss, comprehensive loss and deficit.  All officers of the Company became employees on May 1, 2010.

b)

Included in accounts payable as at September 30, 2010 was $nil (2009 - $34,125) payable to directors and officers of the Company.

Transactions with related parties are recorded at the exchange amount, being the price agreed to between the parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the Unites States of America.  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, related disclosure of contingent assets and liabilities and oil and gas properties.  Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used.  We evaluate our estimates and assumptions on a regular basis.  We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates and assumptions used in preparation of our financial statements.  Below, we have provided expanded discussion of our more significant accounting policies, estimates and judgments for our financial statements.  We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the financial statements.

The Company views the following estimates as critical:

Income Tax

Income taxes are accounted for using the liability method of income tax allocation.  Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.  Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized.  Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Costs capitalized are depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers.  In determining its depletion base, the Company includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred.  Unproved properties are evaluated separately for impairment based on management’s assessment of future drilling and exploration activities.  The Company’s decision to withhold costs from amortization and the timing of the transfer of those costs into the depreciating asset base involve significant judgment and may be subject to changes over time based on several factors, including drilling plans, availability of capital, project economics and results of drilling on adjacent acreage.  During the period there has been nil production, and a depletion expense was not recognized.

Costs capitalized are periodically assessed for impairment after considering geological data and other information.  A loss is recognized at the time of impairment by providing an impairment allowance.

As at September 30, 2010, the Company had oil and gas properties with a net book value of $20,973,260 (December 31, 2009 of $15,620,370); included in Property, Plant and Equipment on the balance sheet.  During the period ended September 30, 2010, management considered whether events occurred or conditions existed, as at period end, that would indicate that net carrying amounts would not be recoverable from estimated future cash flows.   Management has determined that there was no asset impairment as at September 30, 2010.

Future Development and Abandonment Costs

The Company recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made.

The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company’s credit standing.  The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense.  Asset retirement costs are capitalized as part of the carrying value of the related assets. The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred.  Any settlements are charged to income in the period of settlement.  Holding all other factors constant, if our estimate of future abandonment and development costs is revised upward, earnings would decrease due to higher depletion, depreciation & accretion expense.  Conversely, should these estimates be revised downwards, earnings would increase.

The Company develops estimates of these costs on a location by location basis, and as these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make judgments that are subject to future revisions based upon numerous factors, including changing technology and the political and regulatory environment.  We review our assumptions and estimates of future development and future abandonment costs on an annual basis.

Revenue Recognition

Revenue from the sale of petroleum and natural gas is recorded on a gross basis when title passes to an external party and is recognized based on volumes delivered to customers at contractual delivery points and when the significant risks and rewards of ownership have been transferred to the buyer and collectability is reasonably assured.

As at September 30, 2010, the Company has not recognized revenue from the sale of petroleum and natural gas as production has not yet occurred.

Stock-based Compensation

The Company records compensation expense in the consolidated financial statements for stock options granted to employees, consultants and directors using the fair value method.  Fair values are determined using the Black-Scholes option pricing model, which is sensitive to the estimate of stock price volatility and the options’ expected life.

Financial Instruments

The fair values of financial instruments, which include cash and cash equivalents, other receivables, accounts payable and accrued liabilities approximate their carrying values due to the relatively short maturity of these instruments.

Fair Value Measurements

a)

Fair values

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying value due to their short-term nature.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance regarding fair value measurements.  This guidance defined fair value, established a framework for measuring fair value, expanded the related disclosure requirements and was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years.

This guidance did not require any new fair value measurements; however, it did require some entities to change their measurement practices.  In February 2008, the FASB issued additional guidance which delayed the effective date of fair value accounting for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually, until fiscal years beginning after November 15, 2008.  Effective June 12, 2008, the Company implemented the guidance for measuring the fair value of financial assets and liabilities.  Beginning January 1, 2009, we implemented the guidance for nonfinancial assets and liabilities.  The adoption of this guidance did not have an impact on our consolidated financial position, results of operations or cash flows.  In October 2008, the FASB issued guidance on determining the fair value of a financial asset when the market for that asset is not active.  This guidance clarifies the application of fair value accounting in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  This guidance was effective upon issuance, including prior periods for which financial statements have not been issued.  The adoption of this guidance did not have a significant impact on our consolidated financial position, results of operations or cash flows.  In April 2009, the FASB issued authoritative guidance to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities.  This guidance provides guidelines for making fair value measurements for assets and liabilities for which the volume and level of activity for the asset or liability have significantly decreased or for transactions that are not orderly more consistent with the principles presented in earlier guidance, enhances consistency in financial reporting by increasing the frequency of fair value disclosures, and provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities for other-than-temporary impairments.  This guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The Company discloses its recognized non-financial assets and liabilities, such as asset retirement obligations and other property and equipment, at fair value on a non-recurring basis.  For non-financial assets and liabilities, the Company is required to disclose information that enables users of its financial statements to assess the inputs used to develop these measurements.  The adoption did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows. The fair value hierarchy has the following levels:

(i)

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. At September 30, 2010, the only instrument held by the Company that is subject to valuation through the hierarchy is the Company’s investment in KOS Energy Ltd, which has been valued according to Level 2, which resulted in an impairment of $25,000. The fair value of the investment is determined by the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

b)

Credit risk

Credit risk is the risk of loss if a customer or party to a financial instrument fails to meet its commercial obligations. The Company’s maximum credit risk exposure is limited to the carrying value of its accounts receivable and cash and cash equivalents. At September 30, 2010, the Company had accounts receivable of $62,622, which consisted primarily of Goods and Services Tax due from the Federal Government of Canada. The Company’s cash and cash equivalents of $58,445,410 at September 30, 2010 consisted of balances with a Canadian Chartered Bank and a US Chartered Bank. Management believes that the credit risk with respect to accounts receivables and cash and cash equivalents is not material.

c)

Commodity price risk

The Company’s operations are expected to eventually result in exposure to fluctuations in prices of commodities including oil, natural gas and natural gas liquids.  At this time, the Company does not have any production and therefore there is no need for the Company to engage in commodity price risk management.  However, management continuously monitors commodity prices and will utilize instruments to manage exposure to these risks when it deems necessary.

d)

Interest rate risk

The Company has $nil short or long term interest bearing debt and therefore is only exposed to interest rate risk through its cash holdings.  The Company manages its exposure to interest rate risk by entering into term deposits with fixed interest rates.

e)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and the United States and a growing portion of its expenses is incurred in US dollars.  The Company does not hedge its exposure to fluctuations in the exchange rate.  Changes in exchange rates could have a material effect on the Company’s business including its intended capital plans, its financial condition and results of operations.

Certain of the Company’s financial instruments are exposed to fluctuations in the US dollar, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. A hypothetical change of 10% to the foreign exchange rate between the US dollar and the Canadian dollar applied to the average level of US denominated cash and cash equivalents during the nine months ended September 30, 2010 would have had approximately a $600,000 impact on the Company’s earnings for the period.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company successfully completed efforts to raise additional equity capital in conjunction with the plan to combine with Peninsula (note 4).  Post RTO, U.S. based investors form a substantial minority of the Company’s shareholder base.  Should trading of the Company’s shares shift the balance to majority ownership by US investors, it is anticipated, given the Company’s current focus on the properties located in California, that the Company may become a Domestic Issuer from a Securities Exchange Commission perspective.  As a result, the Company would be obligated to prepare and file U.S. GAAP based financial statements and regulatory filings to comply with U.S. regulations.   In order to eliminate uncertainty in accounting standards adoption, the Company intends to list its securities on a U.S. exchange and file U.S. GAAP statements with the Securities Exchange Commission ("SEC").  Further, the Company intends to avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S.

The following recently issued accounting developments have been applied or may impact the Company in future periods.

Financing Receivables - In July of 2010, the FASB issued authoritative guidance related to improving disclosures around the credit quality of financing receivables and associated allowances for credit losses. This guidance requires a reporting entity to provide additional disclosures about the nature of the credit risk inherent in the entity’s portfolio of financing receivables, how that risk is analyzed and the assessment in determining the allowance for credit losses, as well as discussion of the changes in the allowance for credit losses. The guidance will be required for interim and annual reporting periods effective January 1, 2011. As we have no financing receivables, this guidance will not impact our disclosures and will not impact our consolidated financial position, results of operations or cash flows.

Fair Value Measurements - In January of 2010, the FASB issued authoritative guidance related to improving disclosures about fair value measurements. This guidance requires separate disclosures of the amounts of transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reason for such transfers. In the reconciliation for Level 3 fair value measurements using significant unobservable inputs, information about purchases, sales, issuances and settlements shall be presented separately. These disclosures will be required for interim and annual reporting periods effective January 1, 2010, except for the disclosures related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements, which are effective on January 1, 2011. This guidance will require additional disclosure but will not impact our consolidated financial position, results of operations or cash flows

Variable Interest Entities - In June of 2009, the FASB issued authoritative guidance related to variable interest entities which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting rights should be consolidated and modifies the approach for determining the primary beneficiary of a variable interest entity. This guidance will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The guidance related to variable interest entities was effective on January 1, 2010 and did not have an impact on our consolidated financial position, results of operations or cash flows.

Oil and Gas Reserve Estimation and Disclosures - In January 2010, the FASB issued an Accounting Standards Update ("ASU"), Oil and Gas Reserve Estimation and Disclosures, which aligns the FASB’s oil and gas reserve estimation and disclosure requirements with the requirements in SEC Release No. 33-8955, “Modernization of Oil and Gas Reporting Requirements” the (“Release”) issued in December 2008. The ASU is effective for reporting periods ending on or after December 31, 2009. The provisions include changes to pricing used to estimate reserves (with the use of an average of the first-day-of-the-month price for the 12-month period, rather than a year-end price for determining whether reserves can be produced economically), an expanded definition of oil and gas producing activities to include nontraditional resources, and amended definitions of key terms such as “reliable technology” and “reasonable certainty” which are used in estimating proved oil and gas reserve quantities. The primary objectives of the revisions are to increase the transparency and information value of reserve disclosures and improve comparability among oil and gas companies. The guidance related to reserves estimation and disclosures did not have an impact on the  reported value of the Company’s reserves or its financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligation under a variable interest equity arrangement.

OUTSTANDING SHARE DATA

Authorized capital:

Unlimited number of common shares with voting rights.

Unlimited number of preferred shares, issuable in series.

Issued and outstanding:

-

318,280,361 common shares as at November 22, 2010.

Warrants outstanding:

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45,675,000 with an exercise price of $1.034. Expiry dates are between February 8th and February 10th, 2012.

-

27,095,061 with an exercise price of $0.414.  13,883,243 expire on March 17, 2015, 12,157,912 expire on April 1, 2015 and 1,032,156 expire on April 9, 2015.

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4,125,000 with an exercise price of $0.125, which expire on April 21, 2011.

BUSINESS RISKS AND UNCERTAINTIES

The Company is subject to various risks and uncertainties, including, but not limited to, those listed below:

Oil and Gas Exploration and Development

The oil and gas industry is extremely competitive in all aspects including the acquisition of oil and gas interests, the marketing of oil and natural gas, and acquiring or gaining access to necessary drilling equipment and supplies.  Zodiac competes with numerous other companies in the search for and acquisition of prospects.

Zodiac is subject to all risks and hazards inherent in the business involved in the exploration for, and the acquisition, development, production and marketing of oil and natural gas.  Many of these inherent risks cannot be compensated for, even with the combination of experience, knowledge and careful planning of an experienced technical team.  The risks and hazards typically associated with oil and gas operations include fire, explosion, blowouts, sour gas releases, pipeline ruptures and oil spills, each of which could result in substantial damage to oil and gas wells, production facilities, other property, the environment or personal injury.

Capital Requirements

To finance future operations, Zodiac may require financing from external sources including, but not limited to, issuance of new shares, issuance of debt or implementation of working interest farm-out agreements.  There can be no assurance that such financing will be available to the Company or that it will be offered on acceptable terms.  If additional financing is raised through the issuance of equity or convertible debt securities, control of the Company may change and the interests of shareholders in the net assets of Zodiac may be diluted.  If unable to secure financing on acceptable terms, Zodiac may have to cancel or postpone certain of its planned exploration and development activities which may ultimately lead to Zodiac’s inability to fulfill the minimum work obligations under various agreements.  Availability of capital will also directly impact the Company’s ability to take advantage of acquisition opportunities.

International Operations

Zodiac’s largest land position relates to the oil and gas projects located in Kings County, California, USA, which is currently its primary focus.  Uncertainties include, but are not limited to: a change in the general regulatory environment; a change in environmental protection policies; or a change in taxation policies.  These uncertainties, all of which are beyond the Company’s control, could have a material adverse effect on Zodiac’s business, prospects and results of operations.  In addition, if legal disputes arise related to oil and gas leases acquired by Zodiac, these disputes would likely be subject to the jurisdiction of courts other than those of Canada.  Zodiac will require licenses or permits from various governmental authorities to carry out future exploration, development and production activities.  There can be no assurance that Zodiac will be able to obtain all necessary licenses and permits when required.

Uncertainty of Title

Although Zodiac conducts a thorough title review prior to acquiring additional acreage in its areas of interest, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise that may call into question Zodiac’s interest in the land.  Any uncertainty with respect to one or more of Zodiac’s leasehold interests could have a material adverse effect on the Company’s business, prospects and results of operations.

Operational Uncertainties

In carrying out its planned exploration program, Zodiac is subject to various risks including, but not limited to: the availability of equipment, manpower and supplies; the effects of weather on drilling and production; and operating in an environmentally responsible fashion.

The Company mitigates these business risks by: working with qualified operators and/or operating the majority of properties to control the amount and timing of capital expenditures; restricting operations to areas where locations are accessible, operating and capital costs are reasonable and on-stream times are shorter; drilling wells in areas with multiple high deliverability zone potential; maintaining cost-effective operations; using current technology to maximize production and recoveries and reduce operating costs and environmental impacts; and maintaining memberships in industry organizations

Dependence on Management

The Company strongly depends on the technical and business expertise of its management team and there is little possibility that this dependence will decrease in the near term.  The loss of any member of the management team may have a material adverse impact on the operations of the Company.

FORWARD-LOOKING STATEMENTS

Certain information contained herein may constitute forward-looking statements under applicable securities laws. Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made.  Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.  Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change.

The material assumptions that were applied in making the forward-looking statements in this MD&A include: execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company or if new information arises which makes it prudent to change such plans; and execution of the Company’s plans to seek out additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources.

Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities and Exchange Commission.

Additional information about Zodiac and its business activities is available on SEDAR at http://www.sedar.com and at http://www.zodiacexploration.ca

DATE

This MD&A is dated November 24, 2010;

6. and 7. above appended June 7, 2011